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Bitty Golf

Arts & Entertainment

Port Charlotte, FL
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Early Investor Bonus: The investment multiple is increased to 2 for the next $50,000 invested.
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THE PITCH
Bitty Golf is seeking investment to build a mini golf course with a philanthropic focus.
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INVESTOR PERKS

Bitty Golf is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

5 Free Rounds of Golf Invest $2,500 or more to qualify. Unlimited available

Get 5 Free rounds of golf

Free Guest Pass For A Year Invest $5,000 or more to qualify. Unlimited available

Buy One Get One Free For A Year

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BUSINESS PLAN
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OUR OFFERINGS

In Charlotte County and southern Sarasota County Florida, there are few outdoor activities for the whole family that are available year-round.

18-hole mini-golf course themed with Florida native wildlife.
For every hole-in-one, we will donate $1 to the Charlotte County Homeless Coalition.
2 regulation-sized sand volleyball courts.
Beer and Wine Sales.
3 vending machines onsite.
Space for food trucks to vend their products.
Shaded picnic tables for everyone to enjoy.
Open area for cornhole and other activities.
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LOCATION

The southwest area of Florida depends a lot on tourism and seasonal residents to bring revenue to the area.

The closest mini golf courses are about an hour away in each direction.
The population in our target area increases by about 22% each year during the winter months.
According to the SW Florida Regional Planning Council, the population forecast for Charlotte County is estimated to grow by 14% by the year 2030.
Sarasota County is estimated to grow by 10% by 2030.
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MARKET ANALYSIS

There is a limited number of activities available year-round for residents of North Port and Port Charlotte with covered/shaded areas.

The closest mini golf courses are about an hour away in each direction.
"Smugglers Cove" have a pirate ship theme, and their pricing is high compared to our target pricing, at $15 per adult and $12 per child.
"Tropical Breeze" has pricing closer to our target pricing at $12 per adult and $11 per child.
"Tropical Breeze" also has a laser tag course onsite and offers packaged deals for guests who choose to do both mini golf and laser tag.
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COURSE LAYOUT
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THE TEAM
Katy Schaan
Founder

Katy has been the VP of Operations for over three years at Midwest Property Management in Punta Gorda, Florida. Before working in property management, Katy worked in consulting. She is an avid golfer.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Land Purchase $80,000
Mini Golf Build Out $50,000
Operating Capital $58,000
Mainvest Compensation $12,000
Total $200,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$657,000	$722,700	$773,289	$811,953	$836,311
Cost of Goods Sold	$65,700	$72,270	$77,328	$81,195	$83,631
Gross Profit	$591,300	$650,430	$695,961	$730,758	$752,680

EXPENSES

Rent	$42,000	$43,050	$44,126	$45,229	$46,359
Utilities	$30,000	$30,750	$31,518	$32,305	$33,112
Salaries	$84,000	$92,400	$98,868	$103,811	$106,925
Insurance	$18,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional Fees	$2,400	$2,460	$2,521	$2,584	$2,648
Administrative	$12,000	$12,300	$12,607	$12,922	$13,245
Credit Card Fees	$18,000	$18,450	$18,911	$19,383	$19,867
Marketing	$9,600	$9,840	$10,086	$10,338	$10,596
Property Taxes	$15,600	$15,990	$16,389	$16,798	$17,217
Operating Profit	$335,700	$382,140	$416,809	$442,160	$456,353

This information is provided by Bitty Golf. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents
Investor Agreement
2021 Balance Sheet
Bitty Golf Business Plan 1.3.21.pdf

Investment Round Status
Target Raise $200,000
Maximum Raise $250,000
Amount Invested $0
Investors 0
Investment Round Ends June 21, 2021
Summary of Terms
Legal Business Name Bitty Golf
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
2×
Investment Multiple 1.8×
Business's Revenue Share 20%-25%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Bitty Golf's fundraising. However, Bitty Golf may require additional funds from alternate sources at a later date.

No operating history

Bitty Golf was established in August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Bitty Golf forecasts the following milestones:

Secure land purchase in Port Charlotte, FL by July, 2021.

Hire for the following positions by January, 2022: Front Desk Manager, Maintenance Manager

Achieve $600,000 revenue per year in 2022.

Achieve $250,000 profit per year in year 2022.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bitty Golf to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bitty Golf operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bitty Golf competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bitty Golf's core business or the inability to compete successfully against the with other competitors could negatively affect Bitty Golf's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bitty Golf's management or vote on and/or influence any managerial decisions regarding Bitty Golf. Furthermore, if the founders or other key personnel of Bitty Golf were to leave Bitty Golf or become unable to work, Bitty Golf (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bitty Golf and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bitty Golf is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bitty Golf might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bitty Golf is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bitty Golf

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bitty Golf's financial performance or ability to continue to operate. In the event Bitty Golf ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bitty Golf nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bitty Golf will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bitty Golf is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bitty Golf will carry some insurance, Bitty Golf may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bitty Golf could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bitty Golf's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bitty Golf's management will coincide: you both want Bitty Golf to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bitty Golf to act conservative to make sure they are best equipped to repay the Note obligations, while Bitty Golf might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bitty Golf needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bitty Golf or management), which is responsible for monitoring Bitty Golf's compliance with the law. Bitty Golf will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bitty Golf is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bitty Golf fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bitty Golf, and the revenue of Bitty Golf can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bitty Golf to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Bitty Golf is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Bitty Golf is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Bitty Golf. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Bitty Golf isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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